                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            SEC File No. 1-11288

(Check One)

     [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

     For Period Ended: May 31, 2002

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registration Information

     Full Name of Registrant: Actuant Corporation

     Former Name if Applicable: NA

                              6100 North Baker Road
                               Milwaukee, WI 53209

               (Address of Principal Executive Offices) (Zip Code)

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

Due to a miscommunication between management and the Registrant's EDGAR service provider the filing of the Registrant's Form 10-Q for the quarter ended May 31, 2002 was filed after the Securities and Exchange Commission's 5:30 p.m. (eastern time) filing deadline on July 15, 2002 (the due date for such Form 10-Q). Such Form 10-Q was submitted to the SEC for filing after 5:30 p.m. on July 15, 2002 and was accepted by the SEC on July 16, 2002.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

 Andrew G. Lampereur            (414)            352-4160
 (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [_] Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Actuant Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   July 16, 2002              By: /s/ Andrew G. Lampereur
                                      ---------------------------------------
                                      Andrew G. Lampereur
                                      Vice President and Chief Financial Officer

                                     - 3 -